Exhibit A

Ceragon Networks Reports Second Quarter 2018 Financial Results

August 6, 2018

CERAGON NETWORKS REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS

Little Falls, New Jersey, August 6, 2018 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the second quarter which ended June 30, 2018.

Second Quarter 2018 Highlights:

Revenues - $88.3 million, down 5.4% from the second quarter of 2017, and up 6.1% from the first quarter of 2018.

Gross margin – 32.5%, compared to 31.3% in the second quarter of 2017 and 33.1% in the first quarter of 2018.

Operating income - $6.4 million, compared to $8.0 million in the second quarter of 2017, and $5.4 million in the first quarter of 2018.

Net income - $3.2 million, or $0.04 per diluted share for the second quarter of 2018, compared to 5.0 million, or $0.06 per diluted share, in the second quarter of 2017. Net income for the first quarter of 2018 was $2.1 million, or $0.03 per diluted share.

Non-GAAP results – Gross margin was 32.6%, operating income was $7.1 million, and net income was $3.8 million, or $0.05 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $29.4 million at June 30, 2018, compared to $26.0 million at March 31, 2018.

“The second quarter contributed to a strong first half and was in line with our expectations, said Ira Palti, president and CEO of Ceragon. “Our bookings in Q2 continue to support our target quarterly revenue run rate of $80 to $85 million during the second half, and we continue to target an increase in net income for the year. We are increasingly optimistic about the longer-term outlook as we work with operators to plan and implement projects to upgrade, densify and optimize their networks on the road to full 5G deployments during the next several years.”

Supplemental geographical breakdown of revenue for the second quarter of 2018:

•	Europe:	11%
•	Africa:	4%
•	North America:	10%
•	Latin America:	17%
•	India:	47%
•	APAC:	11%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1059 or International: +1 (612) 288-0340, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 451294. A replay of both the call and the webcast will be available through September 6, 2018.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues due to our focus on a single market segment; risks relating to the concentration of Ceragon's business in certain geographic regions such as India, and in other developing nations; political, economic and regulatory risks from doing business in those developing regions, including potential currency restrictions and fluctuations; risks related to our ability to meet the demand for our products due shortages in raw materials including certain passive components; risks associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues and/or as a results of increase in costs of raw material, including certain passive components; risks associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; risks associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi	or	Claudia Gatlin
+972 3 5431 660		+1 212 830-9080
dorona@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Second Quarter 2018 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

Revenues	$88,328	$93,334	$171,603	$169,355
Cost of revenues	59,579	64,131	115,250	117,848

Gross profit	28,749	29,203	56,353	51,507

Operating expenses:
Research and development	6,821	6,128	14,035	12,235
Selling and marketing	10,369	10,041	20,931	19,776
General and administrative	5,190	5,065	9,649	9,570

Total operating expenses	$22,380	$21,234	$44,615	$41,581

Operating income	6,369	7,969	11,738	9,926

Financial expenses, net	2,646	1,481	4,680	3,079

Income before taxes	3,723	6,488	7,058	6,847

Taxes on income	497	1,506	1,762	1,993

Net income	$3,226	$4,982	$5,296	$4,854

Basic net income per share	$0.04	$0.06	$0.07	$0.06

Diluted net income per share	$0.04	$0.06	$0.07	$0.06

Weighted average number of shares used in computing basic net income per share	78,231,726	77,891,218	78,155,810	77,845,690

Weighted average number of shares used in computing diluted net income per share	80,850,353	80,202,048	80,457,636	80,359,375

Ceragon Reports Second Quarter 2018 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2018	December 31, 2017
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$29,398	$25,877
Trade receivables, net	118,545	113,719
Other accounts receivable and prepaid expenses	10,512	17,052
Inventories	46,040	54,164
Total current assets	204,495	210,812

NON-CURRENT ASSETS:
Long-term bank deposits	996	996
Deferred tax assets	529	988
Severance pay and pension fund	5,115	5,459
Property and equipment, net	30,055	29,870
Intangible assets, net	2,810	2,199
Other non-current assets	3,212	3,269
Total non-current assets	42,717	42,781
Total assets	$247,212	$253,593

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$63,614	$75,476
Deferred revenues	6,357	5,193
Other accounts payable and accrued expenses	25,390	24,781
Total current liabilities	95,361	105,450

LONG-TERM LIABILITIES:
Deferred tax liability	92	141
Accrued severance pay and pension	9,555	10,085
Other long term payables	3,730	4,019
Total long-term liabilities	13,377	14,245

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	412,223	410,817
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(9,367)	(7,171)
Accumulated deficits	(244,505)	(249,871)

Total shareholders' equity	138,474	133,898

Total liabilities and shareholders' equity	$247,212	$253,593

Ceragon Reports Second Quarter 2018 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Cash flow from operating activities:
Net income	$3,226	$4,982	$5,296	$4,854
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	1,990	2,229	3,501	4,574
Stock-based compensation expense	679	261	1,032	619
Increase in trade and other receivables, net	(292)	(16,519)	(109)	(9,288)
Decrease (increase) in inventory, net of write off	2,561	(5,571)	7,049	(10,555)
Decrease (increase) in deferred tax asset, net	(64)	155	410	140
Increase (decrease) in trade payables and accrued liabilities	(4,383)	14,778	(10,237)	18,775
Increase in deferred revenues	856	2,053	1,796	1,018
Other adjustments	(394)	(100)	(186)	(88)
Net cash provided by operating activities	$4,179	$2,268	$8,552	$10,049

Cash flow from investing activities:
Purchase of property and equipment, net	(658)	(1,196)	(3,957)	(3,505)
Purchase of intangible assets, net	(250)	-	(1,336)	-
Net cash used in investing activities	$(908)	$(1,196)	$(5,293)	$(3,505)

Cash flow from financing activities:
Proceeds from share options exercise	274	115	374	189
Repayment of bank loans	-	(3,500)	-	(9,000)
Net cash provided by (used in) financing activities	$274	$(3,385)	$374	$(8,811)

Translation adjustments on cash and cash equivalents	$(103)	$(60)	$(112)	$16
Increase (decrease) in cash and cash equivalents	$3,442	$(2,373)	$3,521	$(2,251)
Cash and cash equivalents at the beginning of the period	25,956	36,460	25,877	36,338
Cash and cash equivalents at the end of the period	$29,398	$34,087	$29,398	$34,087

Ceragon Reports Second Quarter 2018 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

GAAP cost of revenues	$59,579	$64,131	$115,250	$117,848
Amortization of intangible assets	-	(306)	-	(609)
Stock based compensation expenses	(1)	(12)	(18)	(32)
Changes in pre-acquisition indirect tax positions	(12)	(165)	(27)	(327)
Non-GAAP cost of revenues	$59,566	$63,648	$115,205	$116,880

GAAP gross profit	$28,749	$29,203	$56,353	$51,507
Gross profit adjustments	13	483	45	968
Non-GAAP gross profit	$28,762	$29,686	$56,398	$52,475

GAAP Research and development expenses	$6,821	$6,128	$14,035	$12,235
Stock based compensation expenses	(67)	(45)	(127)	(123)
Non-GAAP Research and development expenses	$6,754	$6,083	$13,908	$12,112

GAAP Sales and Marketing expenses	$10,369	$10,041	$20,931	$19,776
Amortization of intangible assets	-	(74)	-	(145)
Stock based compensation expenses	(142)	(75)	(286)	(153)
Non-GAAP Sales and Marketing expenses	$10,227	$9,892	$20,645	$19,478

GAAP General and Administrative expenses	$5,190	$5,065	$9,649	$9,570
Stock based compensation expenses	(469)	(129)	(601)	(311)
Non-GAAP General and Administrative expenses	$4,721	$4,936	$9,048	$9,259

GAAP Tax expenses	$497	$1,506	$1,762	$1,993
Non cash tax adjustments	96	(187)	(468)	(285)
Non-GAAP Tax expenses	$593	$1,319	$1,294	$1,708

Ceragon Reports Second Quarter 2018 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended, June 30,
	2018	2017	2018	2017

GAAP net income	$3,226	$4,982	$5,296	$4,854
Amortization of intangible assets	-	380	-	754
Stock based compensation expenses	679	261	1,032	619
Changes in pre-acquisition indirect tax positions	12	165	27	327
Non-cash tax adjustments	(96)	187	468	285
Non-GAAP net income	$3,821	$5,975	$6,823	$6,839

GAAP basic net income per share	$0.04	$0.06	$0.07	$0.06

GAAP diluted net income per share	$0.04	$0.06	$0.07	$0.06

Non-GAAP basic and diluted net income per share	$0.05	$0.07	$0.08	$0.08

Weighted average number of shares used in computing GAAP basic net income per share	78,231,726	77,891,218	78,155,810	77,845,690

Weighted average number of shares used in computing GAAP diluted net income per share	80,850,353	80,202,048	80,457,636	80,359,375

Weighted average number of shares used in computing Non-GAAP diluted net income per share	81,156,546	80,404,841	80,767,046	80,580,267